UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CAYSON ACQUISITION CORP

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G1993W109

(CUSIP Number)

Yawei Cao

c/o Cayson Acquisition Corp

420 Lexington Ave, Suite 2446

New York, NY 10170

(203) 998-5540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Yawei Cao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 882,280
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 882,280
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 882,280
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 8,055,000 of the Issuer’s ordinary shares outstanding as of the date of this Schedule 13D. Represents 862,500 ordinary shares and 19,780 ordinary shares underlying Private Units (as defined herein) directly owned by Mr. Cao.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Yawei Cao, an individual, with respect to the ordinary shares, par value $0.0001 per share (“ordinary shares”), of Cayson Acquisition Corp (the “Issuer”). Mr. Cao serves as Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

Item 1. Security and Issuer

Security:	Ordinary Shares

Issuer:	Cayson Acquisition Corp
420 Lexington Ave, Suite 2446
New York, NY 10170

Item 2. Identity and Background

(a)	The reporting person is Yawei Cao.

(b)	Mr. Cao’s business address is c/o Cayson Acquisition Corp, 420 Lexington Ave, Suite 2446 New York, NY 10170.

(c)	Mr. Cao is a private investor.

(d)	Mr. Cao has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Cao has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Cao is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by Mr. Cao to acquire the ordinary shares reported on in this Schedule 13D was personal funds. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4. Purpose of the Transaction

On May 29, 2024, Cayson Holding LP (“Holding”), a sponsor of the Issuer, acquired an aggregate of 1,725,000 ordinary shares for an aggregate purchase price of $25,000. Holding thereafter transferred an aggregate of 862,500 ordinary shares to Mr. Cao, who serves as the Issuer’s other sponsor. Mr. Cao made the acquisition reported in this Schedule 13D as a sponsor of the Issuer and in support of the Issuer’s business plan. The Issuer’s business plan is to enter into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination.

On September 23, 2024, in a private placement taking place simultaneously with the Issuer’s initial public offering (“IPO”), Mr. Cao purchased 19,780 units of the issuer (“Private Units”), each Private Unit consisting of one ordinary share and one right, each to receive one-tenth of one ordinary share upon completion of a business combination. The Private Units were purchased at a price of $10.00 per Private Unit, for an aggregate purchase price of $197,800.

Mr. Cao is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer and has beneficial ownership of approximately 10.9% of the outstanding ordinary shares of the Issuer. Mr. Cao may later acquire additional securities of the Issuer. Any actions Mr. Cao might undertake with respect to the ordinary shares may be made at any time and from time to time without prior notice and will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to him personally.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, Mr. Cao does not have any plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer

(a)-(b)	The aggregate number and percentage of ordinary shares beneficially owned by Mr. Cao (on the basis of a total of 8,055,000 ordinary shares outstanding as of September 23, 2024) are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	882,880	10.9%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	882,880	10.9%
ii.	Shared power to vote or to direct the vote:	0	0.0%
iii.	Sole power to dispose or to direct the disposition of:	882,880	10.9%
iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

(c)	Mr. Cao is the beneficial owner of 882,880 shares, or approximately 10.9%, of the Issuer’s outstanding ordinary shares.

(d)	Not applicable.

(e)	During the 60 days preceding the date of this report, Mr. Cao has not effected any transactions in the Issuer’s ordinary shares except as described in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Cao is party to a Registration Rights Agreement, dated September 19, 2024, by and among the Issuer, the initial shareholders of the Issuer (including Mr. Cao) and certain other parties thereto (“Registration Rights Agreement”) and a Letter Agreement, dated September 19, 2024, by and among the Issuer, EarlyBirdCapital, Inc., Mr. Cao and certain other parties thereto (“Insider Letter Agreement”).

Pursuant to the Registration Rights Agreement, the initial shareholders, including Mr. Cao, and the other parties thereto are entitled to registration rights for the ordinary shares held by them immediately prior to the Issuer’s IPO (“Initial Shares”) in addition to certain other securities. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of the Issuer’s Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Pursuant to the Insider Letter Agreement, Mr. Cao agreed, among other things, to vote all shares owned by him, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer any Insider Shares, subject to certain exceptions, until certain periods of time set forth in the Insider Letter Agreement and that he would not seek redemption rights with respect to any Insider Shares.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Registration Rights Agreement, dated September 19, 2024, by and among the Issuer and the other parties thereto (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 20, 2024).
Exhibit 10.2	Letter Agreement, dated September 19, 2024, by and among the Issuer, EarlyBirdCapital, Inc. and Yawei Cao.
Exhibit 10.3	Subscription Agreement, dated September 19, 2024, by and among the Issuer and Yawei Cao.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAWEI CAO

Dated: September 26, 2024	By:	/s/ Yawei Cao
Yawei Cao, an individual